Free Writing Prospectus	Filed Pursuant to Rule 433
(to the Preliminary Prospectus	Registration Statement No. 333-183238
Supplement dated March 11, 2015)

CIGNA CORPORATION

Pricing Term Sheet
March 11, 2015

3.250% Senior Notes Due 2025

Issuer:	Cigna Corporation

Principal Amount:	$900,000,000

Trade Date:	March 11, 2015

Settlement:	March 20, 2015 (T+7)

Maturity Date:	April 15, 2025

Issuer Ratings (Senior Debt)*:	Baa1 by Moody’s Investors Service, Inc. / A by Standard & Poor’s Ratings Services / BBB+ by Fitch Ratings, Ltd.

Coupon:	3.250%

Price to Public (percent of principal amount):	99.938% of principal amount

Yield to Maturity:	3.257%

Spread to Benchmark Treasury:	+115 basis points

Benchmark Treasury:	2.000% due February 15, 2025

Benchmark Treasury Price and Yield:	99-01+; 2.107%

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2015

Interest Payment Record Dates:	April 1 and October 1

Optional Redemption Provisions:

Make-whole call at any time at a discount rate of U.S. Treasury plus 17.5 basis points; provided that on or after the date falling three months prior to the maturity, the Notes will be redeemable at par.

CUSIP / ISIN:	125509 BU2 / US125509BU20

* * *

Joint Book-running Managers:	J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, HSBC Securities (USA) Inc. and Wells Fargo Securities, LLC

Co-Managers:

Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Goldman, Sachs & Co., Morgan Stanley & Co. LLC, Mitsubishi UFJ Securities (USA), Inc., UBS Securities LLC, ANZ Securities, Inc., PNC Capital Markets LLC and Regions Securities LLC

Use of Proceeds:

Cigna intends to use all of the net proceeds from the sale of the Notes offered hereby to finance the redemption of the 2.750% senior notes due 2016 and 8.50% senior notes due 2019, and for general corporate purposes.

*These issuer ratings are not a recommendation to buy, sell or hold the Notes offered hereby. The ratings may be subject to revision or withdrawal at any time by the relevant rating agency. Each of the issuer ratings included herein should be evaluated independently of any other issuer rating.

Any capitalized term used in this Pricing Term Sheet but not defined herein has the meaning assigned to such term in the Preliminary Prospectus Supplement dated March 11, 2015 relating to the Notes offered hereby.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533; or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.